Exhibit 99.1

Bon Natural Life Limited Announces Land Acquisition to Construct Its Third Production Facility

Key Milestone To Increase Production Capacity

Xian, China, July 6, 2021 — Bon Natural Life Limited (Nasdaq: BON) (“BON” or the “Company”), a leading bio-ingredient solutions provider in the natural, health and personal care industries, today announced that they have received the certificate of a land use right for the future site of its third production facility in the city of Yumen (the “Yumen Plant”). Once completed, the Yumen Plant will allow BON to increase combined overall production capacity by over 200%.

The city of Yumen is well known in China for its established fine chemical industry. BON’s Yumen plant will benefit from the close proximity and convenient access to raw materials for its fragrance compounds and bioactive food ingredients products. The city of Yumen is also considered a gateway city for export to European Union markets, which are strategically important for BON’s international business expansion.

In addition to its well-developed supporting infrastructure and low-cost operating environment, Yumen’s business-friendly local government has been an advocate of the Company’s upcoming expansion project with potential tax breaks and other incentives that are still being negotiated. The Yumen Plant will be built on 8.2 acres of industrial-use land with permission for BON to use for the next 50 years.

“Being granted this land-use right in Yumen is a major step forward to expanding our production capacity to meet the increasing demand from our customers both domestically and abroad,” said Richard (Yongwei) Hu, the Chairman and CEO of Bon Natural Life Limited. He further added “the construction of the Yumen plant is expected to commence in August 2021 and be complete around June 2022. After two months of trial production, we expect to start ramping up manufacturing in September 2022. This will bring our overall production capacity from approximately 170 tons in our existing two facilities, to approximately 520 tons, an increase of 350 tons representing more than 200% growth. We look forward to providing further periodic updates to the marketplace about the development of this new facility.”

About Bon Natural Life Limited

The Company focuses on the manufacturing of personal care ingredients, such as plant extracted fragrance compounds for perfume and fragrance manufacturers, natural health supplements such as powder drinks and bioactive food ingredient products mostly used as food additives and nutritional supplements by their customers. For additional information, please visit the Company’s website at www.bnlus.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the natural, health and personal care market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

In the United States:	In China:
Maggie Zhang | Impact IR	Sophie Zhang | Impact IR
Phone: (646) 893-8916	Email: sophie.zhang@irimpact.com
Email: maggie.zhang@irimpact.com